[COMPUTERSHARE]


600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800
Fax: (403) 267-6529


February 17, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Saskatchewan Financial Sevices Commission
TSX
NYSE

Dear Sirs:

Subject:        Stantec Inc.
----------------------------

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.      Meeting Type                            :       Annual & Special
2.      Security Description of Voting Issue    :       Common
3.      CUSIP Number                            :       854 72N 109
4.      Record Date                             :       March 15, 2006
5.      Meeting Date                            :       May 4, 2006
6.      Meeting Location                        :       Edmonton, AB


Yours truly,



COMPUTERSHARE INVESTOR SERVICES
Agent for Stantec Inc.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com


cc:     Stantec Inc.
        Attention:  Simmi Bhasin